ALLIED GOLD LIMITED

ASX: ALD | TSX: ALG | AIM: AGLD
www.alliedgold.com.au

NEWS RELEASE

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

20 April 2011

UK MAIN MARKET LISTING AND SCHEME OF ARRANGEMENT

Allied Gold Limited (**Allied**) is progressing plans to migrate its current listing on the London AIM market to a Premium Listing on the London Stock Exchange's (**LSE**) Main Market in 2011.

In addition to the benefits of higher investor profile and market liquidity, a premium listing would also allow Allied to potentially be included in FTSE indices.

As part of the listing process, Allied shareholders and optionholders will be required to approve two interdependent schemes of arrangement to change the company's place of incorporation to the UK.

Under the proposal, all existing shares and options in Allied will be exchanged for shares or options in Allied Gold Mining PLC a company that has been incorporated in England and Wales to become the new holding company for the Allied Group.

Allied intends to lodge with the Australian Securities and Investments Commission (ASIC) a draft scheme booklet and option explanatory statement on 28 April 2011.

The draft scheme booklet and option explanatory statement will also be filed with the Court to convene two separate scheme meetings, one for the shareholders and one for optionholders.

Once the Court has convened the scheme meetings, shareholders and optionholders will be sent copies of the relevant scheme booklets, notice of share scheme meetings and instructions on how to vote.

The potential advantages and disadvantages of the proposal will be discussed in the explanatory statement. The proposal may also have taxation implications for Allied shareholders.

For further information please contact:

Allied Gold

Australia – Simon Jemison – Investor and Media +61-418-853-922

Canada – Rebecca Greco – Investor Relations +1 416-839-8610

London – David Simonson – C/. MerlinPR + 44(0) 20 7736 8400

Beaumont Cornish Limited (NOMAD)
Roland Cornish - +44 (0) 207 628 339